UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EUROCAN HOLDINGS LTD.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

29872U 107

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 29872U 107

1.	Names of Reporting Persons		Building 400 Ltd.

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		WC

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		United Kingdom

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,200,000 (1)

	8.	Shared voting power	0

	9.	Sole dispositive power	20,200,000 (1)

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		20,200,000 (1)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		61.4% (2)

14.	Type of reporting person*		CO

(1) Represents common shares issuable upon conversion of $202,000 in debt at the rate of one share for each $0.01 of indebtedness under the terms of the Debenture (hereinafter defined).

(2) Calculated based upon 12,710,000 shares of the Issuer’s common stock outstanding as of August 13, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all debt secured by the Debenture beneficially owned by the reporting person are converted and added to the total number of share of common stock then outstanding.

SCHEDULE 13-D

CUSIP No. 29872U 107

1.	Names of Reporting Persons		Jules Benkert

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		AF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		United Kingdom

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,200,000 (3)

	8.	Shared voting power	Nil

	9.	Sole dispositive power	20,200,000 (3)

	10.	Shared dispositive power	Nil

11.	Aggregate amount beneficially owned by each reporting person		20,200,000 (3)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		61.4% (4)

14.	Type of reporting person*		IN

(3) Represents common shares issuable upon conversion of $202,000 in debt at the rate of one share for each $0.01 of indebtedness under the terms of the Debenture. Mr. Benkert is the sole director of Building 400 Ltd. Mr. Benkert disclaims beneficial ownership with respect to the Shares.

(4) Calculated based upon 12,710,000 shares of the Issuer’s common stock outstanding as of August 13, 2013, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2013. Assumes that all debt secured by the Debenture beneficially owned by the reporting person are converted and added to the total number of share of common stock then outstanding.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 ("Common Stock") of Eurocan Holdings Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 1 Union Square West, Suite 610, New York, NY 10003.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Building 400 Ltd., a company formed under the laws of England as an investment holding company; and Jules Benkert, the sole director of Building 400 Ltd. (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 34 Dover Street, London, England. Jules Benkert is a citizen of the United Kingdom.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 18, 2013, the Reporting Persons acquired an unsecured convertible debenture in the principal amount of $202,000 from the Issuer (the “Debenture”). The Debenture matures on December 31, 2013 and bears interest at 5% per annum, payable on the maturity date. The debt and accrued interest secured by the Debenture is convertible at any time by the holder into Shares of Common Stock at a conversion rate of $0.01 per Share. The Debenture is currently exercisable and if converted on the date of this Schedule 13-D, it would convert into 20,200,000 shares of the Common Stock (the “Shares”). All of the funds used to acquire the debt secured by the Debenture came from the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

All of the Shares of Common Stock beneficially owned by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business. Subject to the availability of the Common Stock at prices deemed favorable by the Reporting Persons, their liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, acquire additional shares of the Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may each be deemed the beneficial owner of 20,200,000 Shares issuable upon conversion under the Debenture, which would constitute 64.1% of such class of securities. Such percentage is calculated on the basis of 12,710,000 outstanding Shares as at August 13, 2013, as disclosed on by the Issuer in a Quarterly Report on Form 10-QSB filed with the Commission on August 13, 2013. Except as disclosed in this Item 5(a), neither of the Reporting Persons beneficially owns any Shares of the Common Stock or has the right to acquire any shares of the Common Stock.

Neither of the Reporting Persons presently has the right to vote or to direct the vote or to dispose or direct the disposition of any of the Shares of the Common Stock which they may be deemed to beneficially own.

Mr. Benkert disclaims beneficial ownership with respect to the Shares and declares that the filing of this Statement shall not be construed as an admission that Mr. Benkert is, for the purposes of section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any Shares of the Common Stock.

None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Common Stock beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 10.1	Convertible Debenture dated October 18, 2013, included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 21, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2013

BUILDING 400 LTD.

/s/ Jules Benkert

Jules Benkert

Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).